SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)^

ACORN INTERNATIONAL, INC.

(Name of Issuer)

Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

004854105***

(CUSIP Number)

Theresa Roche

c/o OAR Management, Inc.

9911 S. 78th Avenue

Hickory Hills, IL 60457

708-430-9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
^	This Schedule 13D also serves as Amendment No. 5 to the Schedule 13D originally filed with the Securities and Exchange Commission on July 22, 2011 by Ritsuko Hattori-Roche and has been amended from time to time thereafter, the most recent of which was Amendment No. 4 filed with the Securities and Exchange Commission on August 26, 2016 by Ritsuko Hattori-Roche, Bireme Limited and Catalonia Holdings LTD.
**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 20 ordinary shares.
***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 004854105

1	Names of Reporting Persons Robert W. Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: None
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 0%(1)
14	Type of Reporting Person (See Instructions): IN

(1)	This percentage and the percentages in Box 13 on the following pages are based 51,619,218 ordinary shares, par value US$0.01 per share, of the Issuer outstanding as of October 11, 2019, 34,473,080 of which were represented by American Depositary Shares (“ADSs”). The foregoing is according to the Issuer’s proxy statement dated October 18, 2019.

CUSIP No.: 004854105

1	Names of Reporting Persons The Moore Bay Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,751,760
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,751,760
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,751,760(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 3.4%
14	Type of Reporting Person (See Instructions): OO

(1)	Includes 87,588 ADSs (representing a total of 1,751,760 ordinary shares) held by The Moore Bay Trust.

CUSIP No.: 004854105

1	Names of Reporting Persons Edward J. Roche, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,751,760
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,751,760
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,751,760 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 3.4%
14	Type of Reporting Person (See Instructions): IN

(1)	Includes 87,588 ADSs (representing a total of 1,751,760 ordinary shares) held by The Moore Bay Trust, for which Mr. Edward J. Roche, Jr. is a trustee and exercises sole dispositive and voting power.

CUSIP No.: 004854105

1	Names of Reporting Persons Ritsuko Hattori-Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 38,967,937
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 38,967,937
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,967,937(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 75.5%(18)
14	Type of Reporting Person (See Instructions): IN

(1)	Includes (a) 13,899,267 ordinary shares and 176,184 ADSs (representing a total of 3,523,680 ordinary shares) owned by Ritsuko Hattori-Roche, (b) 129,770 ordinary shares and 993,511 ADSs (representing a total of 19,870,220 ordinary shares) owned directly by Bireme Limited, which is wholly owned by Ritsuko Hattori-Roche and (b) 77,250 ADSs (representing a total of 1,545,000 ordinary shares) owned directly by Catalonia Holdings, LLC, a Delaware limited liability company owned 100% by Parador Trust, a New Hampshire Revocable Trust for which Ritsuko Hattori-Roche is the grantor, as to which Ritsuko Hattori-Roche has sole voting and dispositive power.

CUSIP No.: 004854105

1	Names of Reporting Persons Bireme Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 19,999,990
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 19,999,990
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,999,990(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 38.7%(6)
14	Type of Reporting Person (See Instructions): CO

(1)	Includes 129,770 ordinary shares and 993,511 ADSs (representing a total of 19,870,220 ordinary shares).

CUSIP No.: 004854105

1	Names of Reporting Persons Catalonia Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,545,000
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,545,000
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,545,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 3.0%(22)
14	Type of Reporting Person (See Instructions): OO

(1)	Includes 77,250 ADSs (representing a total of 1,545,000 ordinary shares) held directly by Catalonia Holdings LLC, a Delaware limited liability company owned 100% by Parador Trust, a New Hampshire Revocable Trust for which Ritsuko Hattori-Roche is the grantor, as to which Ritsuko Hattori-Roche has sole voting and dispositive power.

CUSIP No.: 004854105

1	Names of Reporting Persons Joseph Cachey, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 48,500
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 48,500
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 0.09%
14	Type of Reporting Person (See Instructions): IN

(15)	Consists of 2,425 ADSs (representing a total of 48,500 ordinary shares) held directly by Mr. Joseph Cachey, Jr.

EXPLANATORY NOTE

The following constitutes Amendment No. 10 to the Schedule 13D (as amended to date, the “Schedule 13D”) filed by the undersigned (“Amendment No. 10”) relating to the shares of the Issuer. This Amendment No. 10 amends and supplements the Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Schedule 13D.

This Amendment No. 10 also serves as Amendment No. 5 to the Schedule 13D originally filed with the Securities and Exchange Commission on July 22, 2011 by Ritsuko Hattori-Roche and has been amended from time to time thereafter, the most recent of which was Amendment No. 4 filed with the Securities and Exchange Commission on August 26, 2016 by Ritsuko Hattori-Roche, Bireme Limited and Catalonia Holdings LTD (as amended to date, the “Ritsuko Schedule 13D”). This Amendment No. 10 amends and supplements the Ritsuko Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Ritsuko Schedule 13D.

While the Reporting Persons determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d-5(b)(1), the Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Acquisition Group (as defined in Item 4 below) currently expects that substantially all of the capital it will require for the Proposal (as defined in Item 4 below) will be funded through internal resources, or through affiliated entities. The Acquisition Group may supplement with equity or debt funding from third parties. At this point in time, there is no definite arrangement in place with any third party source of debt or equity funding. The Acquisition Group reserves the right to withdraw the Proposal at any time for any or no reason, including, without limitation, if the Acquisition Group is unable to obtain such funding.

Item 4.	Purpose of Transaction

On November 5, 2019, Mr. Robert W. Roche delivered a non-binding letter (the “Proposal Letter”) to the Board of Directors of the Issuer proposing a transaction whereby a newly formed acquisition vehicle, the shareholders of which are expected to include certain of the Reporting Persons (collectively, the “Acquisition Group”), would acquire 100% of the outstanding ordinary shares and ADSs of the Issuer that are not currently owned by the shareholders of such newly formed acquisition vehicle in a going-private transaction (the “Proposal”). As set forth in the Proposal Letter, public shareholders of the Issuer would receive $0.975 per ordinary share or $19.50 per ADS, in cash.

The Acquisition Group expects that the Issuer will appoint a special committee of independent directors (the “Special Committee”), with its own independent legal and financial advisors, to review the Proposal on behalf of the Issuer’s public shareholders. The Acquisition Group will not move forward with the transaction unless it is approved by the Special Committee. As indicated in the Proposal Letter, Mr. Robert W. Roche and the other members of the Acquisition Group, in their capacity as shareholders of the Issuer, are interested only in acquiring the outstanding ordinary shares and ADSs of the Issuer that they do not already own and are not interested in selling the ordinary shares or ADSs of the Issuer they already own to a third party or in any merger or other strategic transaction involving any third party. Furthermore, the Acquisition Group does not intend to vote in their capacity as shareholders in favor of any such other transaction.

No assurances can be given that a transaction contemplated by the Proposal Letter will be consummated. Furthermore, no legally binding obligation with respect to a transaction between the Acquisition Group and the Issuer will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto. The Reporting Persons reserve the right to modify or withdraw the Proposal Letter at any time.

The Proposal and the transaction proposed thereby may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, and the delisting of the ADSs from the NYSE.

The summary above is qualified in its entirety by reference to the Proposal Letter, attached as an exhibit, which is incorporated by reference herein.

This Amendment No. 10 is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the Securities and Exchange Commission. Holders of the ordinary shares (including those represented by ADSs) of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of the ordinary shares (including those represented by ADSs) of the Issuer will be able to obtain such documents (when and if available) free of charge at the Securities and Exchange Commission’s web site, www.sec.gov.

Other than as described in this Amendment No. 10, the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following disclosure:

(a)	– (b) According to the Issuer’s proxy statement dated October 18, 2019, as of October 11, 2019, 72,274,281 ordinary shares, par value US$0.01 per share of the Issuer, were issued, 47,914,580 of which were represented by ADSs; and 51,619,218 ordinary shares were outstanding, 34,473,080 of which were represented by ADSs. Based upon the foregoing, as of the date hereof, the Reporting Persons may be deemed to beneficially own the Common Shares set forth below:

Ritsuko Hattori-Roche beneficially owns an aggregate of 38,967,937 ordinary shares, representing about 75.5% of the outstanding ordinary shares of the Issuer, including (a) 13,899,267 ordinary shares and 176,184 ADSs (representing a total of 3,523,680 ordinary shares) owned by Ritsuko Hattori-Roche, (b) 129,770 ordinary shares and 993,511 ADSs (representing a total of 19,870,220 ordinary shares) owned directly by Bireme Limited, which is wholly owned by Ritsuko Hattori-Roche and as to which Ritsuko Hattori-Roche has sole voting and dispositive power, and (b) 77,250 ADSs (representing a total of 1,545,000 ordinary shares) owned directly by Catalonia Holdings, LLC, a Delaware limited liability company owned 100% by Parador Trust, a New Hampshire Revocable Trust for which Ritsuko Hattori-Roche is the grantor, as to which Ritsuko Hattori-Roche has sole voting and dispositive power. Catalonia Holdings, LLC acquired its shares from Catalonia Holdings LTD.

Mr. Edward J. Roche, Jr. is the beneficial owner of 1,751,760 ordinary shares, representing about 3.4% of the outstanding equity of the Issuer, which consists of 87,588 ADSs (representing a total of 1,751,760 ordinary shares) held by The Moore Bay Trust, for which Mr. Edward J. Roche is a trustee and exercises sole dispositive and voting power.

Mr. Joseph Cachey, Jr. is the beneficial owner of 2,425 ADSs (representing a total of 48,500 ordinary shares) held directly by him, representing about 0.09% of the outstanding equity of the Issuer.

Robert W. Roche owns of record no securities of the Issuer. Mr. Roche disclaims any beneficial ownership of the securities of the Issuer held by his spouse.

(c)	There have been no transactions in the class of securities reported on that were effected during the past 60 days by any of the Reporting Persons.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 10 is incorporated herein by reference.

Item 7.	Material to be Filed as an Exhibit

99.1	Proposal Letter, November 4, 2019, to the Board of Directors of the Issuer.
99.2	Joint Filing Agreement*

*	Incorporated herein by reference from Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 26, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 5, 2019

/s/ Robert W. Roche		/s/ Edward J. Roche, Jr.
Robert W. Roche		Edward J. Roche, Jr.

Catalonia Holdings, LLC
By:	/s/ Theresa Roche	/s/ Ritsuko Hattori-Roche
Name:	Theresa Roche	Ritsuko Hattori-Roche
Title:	Manager

Bireme Limited		The Moore Bay Trust
By:	/s/ Ritsuko Hattori-Roche	By:	/s/ Edward J. Roche, Jr.
Name:	Ritsuko Hattori-Roche	Name:	Edward J. Roche, Jr.
Title:	Director	Title:	Trustee

/s/ Joseph Cachey, Jr.
Joseph Cachey, Jr.

[Signature page to Amendment No. 10 to Schedule 13D]